UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549



                         SCHEDULE 13G



            Under the Securities Exchange Act of 1934


                 (Amendment No. ___________)


                          MedPlus, Inc.
                        (Name of Issuer)

                          Common Stock
                  (Title of Class of Securities)

                           58504P 103
                         (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP NO.   58504P 103         13G          Page     of     Pages

1   NAME OF REPORTING PERSON     Paul J. Stein

    S.S. of I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

                                SS# ###-##-####


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)       N/A          (b)       N/A



3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION

               United States of America


Number of                   5  SOLE VOTING POWER           0
Shares                      6  SHARED VOTING POWER        28,000
Beneficially Reporting      7  SOLE DISPOSITIVE POWER    284,750
Owned By                    8  SHARED DISPOSITIVE POWER   28,000
Each
Person with


9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           312,750

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
SHARES       N/A


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9     5.3%


12  TYPE OF REPORTING PERSON        I

Item 1(a)

Name of Issuer:  MedPlus, Inc.

Item 1(b)

Address of Issuer's Principal Executive Offices:

        8805 Governor's Hill Drive, Suite, 100
        Cincinnati, OH  45249

Item 2(a)

Name of Person Filing:   Paul J. Stein


Item 2(b)

Address of Principal Business Office or, if none, Residence:

         20575 Center Ridge Rd., Ste 460
         Rocky River, OH  44116


Item 2(c)

Citizenship: United States


Item 2(d)

Title of Class of Securities:  Common Stock


Item 2(e)

CUSIP Number:  58504P 103

Item 3

Filing pursuant to Rules 13d-1(b) or 13d-2(b):  N/A

Item 4

Ownership.


(a)  Amount Beneficially Owned as of 12/31/96: 311,500*

     *Total consists of 276,000 shares owned outright by Mr. Stein, 28,000 shares which are owned by members of Mr. Stein's immediate family and 8,750 shares which Mr. Stein currently has the option to purchase. Mr. Stein has shared voting and investment power with respect to the shares owned by members of his immediate family. Mr. Stein has granted an irrevocable proxy to Richard A. Mahoney, for whom a Form 13G has been filed concurrently herewith, granting Mr. Mahoney sole voting power with respect to all of the 284,750 shares with respect to which Mr. Stein has the sole power of disposal, including those shares Mr. Stein currently has the option to purchase.


(b) Percent of Class:    5.3%


(c) Number of shares as to which such person has:

(i)  sole power to vote or to direct the vote                 0

(ii) shared power to vote or to direct the vote             28,000

(iii) sole power to dispose or direct the disposition of   284,750

(iv) shared power to dispose or direct the disposition of   28,000

Item 5

Ownership of Five Percent or Less of a Class.

N/A

Item 6

Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8

Identification and Classification of Members of the Group.
N/A

Item 9

Notice of Dissolution of Group.

N/A

Item 10

Certification.

N/A

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date   February 13, 1998

Signature  /s/ Paul J. Stein

Name/Title   Paul J. Stein